

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-mail
Stephen Benedetti
Chief Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060

> **Re:** **Dynex Capital, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-09819**

Dear Mr. Benedetti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   In future Exchange Act periodic reports, please provide additional detail regarding the property type and geographic diversification of assets underlying your non-agency MBS.

Liquidity and Capital Resources, page 42

2.   In future Exchange Act periodic reports, please specifically identify any financial covenants that may materially restrict your financing flexibility. In addition, please confirm that to the extent you are at risk of breaching such covenants you will disclose the actual ratio calculations in your Exchange Act periodic reports.

Repurchase Agreements, page 42

3.   We note your disclosure regarding the typical margin call provisions contained in repurchase agreements. In future Exchange Act periodic reports, please expand your disclosure to include quantitative information about the percentage asset declines that could trigger a margin call under your existing repurchase agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

                                    Sincerely,

                                    /s/ Michael McTiernan

                                    Michael McTiernan
                                    Assistant Director

cc: Jeff Childress
        Via E-mail